Exhibit 99.1

Scorpio Tankers Inc. Announces a Commitment Letter and Letter of Intent for a $429.6 Million Loan Facility, the Exercise of Underwriters' Over-Allotment Option to Purchase 3 Million Shares, and Two Time Charter-In Agreements

MONACO--(Marketwired - August 28, 2013) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today that it has received (i) a Commitment Letter from a leading financial institution (the "Financial Institution") of $129 million (the "Commercial Tranche") and (ii) a Letter of Intent ("LOI") from The Export-Import Bank of Korea ("KEXIM") of up to $300.6 million (the KEXIM Tranche) for a loan facility of up to $429.6 million (the "KEXIM Credit Facility") that is being arranged by the Financial Institution.

The KEXIM Credit Facility would be used to finance up to 60% of the purchase price of newbuildings upon delivery. The Commercial Tranche matures in 2020 and the KEXIM Tranche matures in 2026 assuming the Commercial Tranche is refinanced through that date. The covenants are similar to those in the Company's existing credit facilities, and the other terms and conditions of the loan are in accordance with OECD Guidelines.

The LOI from KEXIM is subject to KEXIM credit approval and executed documentation.

Exercise of Underwriters' Over-Allotment Option

The Company also announced that the underwriters in its previously announced public offering of 20,000,000 common shares exercised their over-allotment option to purchase 3,000,000 additional common shares at the offering price of $9.50 per share. The Company received net proceeds of approximately $209.6 million, after deducting underwriters' discounts and offering expenses from the follow-on offering and the exercise of the over-allotment option. The Company has a total of 187,656,424 shares of common stock issued and outstanding.

Time Charter-in Agreements

The Company has agreed to time charter-in two Handymax product tankers consisting of:

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A Handymax product tanker (37,412 dwt, 2007 built) for one year at approximately $12,500 per day. The Company also has the option to extend the charter for an additional year at $13,250 per day. This vessel is expected to be delivered prior to the middle of October 2013.

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A Handymax product tanker (37,455 dwt, 2007 built) for eighteen months at approximately $12,500 per day. The Company also has the option to extend the charter for an additional year at $13,500 per day. This vessel is expected to be delivered prior to the middle of October 2013.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 18 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, 11 MR tankers, and one post-Panamax tanker) with an average age of 4.0 years, time charters-in 29 product tankers (eight LR2, four LR1, eight MR and nine Handymax tankers), and has contracted for 60 newbuilding vessels (25 MR, 12 LR2, and 14 Handymax ice class-1A product tankers, and 9 VLGC), one of which is expected to be delivered to the Company by September 2013, 40 within 2014 and the remaining 19 by the end of 2015. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.  The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616